News Release – Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States	AMEX, TSX Symbol: NG

NovaGold Arranges C$15 Million Flow-Through Financing at C$10.10 Per Share

13 October 2004 – Vancouver. NovaGold Resources Inc. (AMEX, TSX: NG) has entered into an agreement to sell by private placement, to a syndicate of Canadian underwriters co-led by Salman Partners Inc. and Canaccord Capital Corporation, and including Dundee Securities Corporation, 1,485,150 flow-through common shares at a price of C$10.10 per share (approximately US$8.00 per share) for gross proceeds of C$15 million. The underwriters also have an option to increase the offering by an additional 495,050 flow-through common shares at the offering price for a further C$5 million exercisable any time prior to closing. The underwriters have the right to substitute purchasers. NovaGold plans to use the net proceeds of this financing to advance its Galore Creek project.

The offering is scheduled to close on or about October 28, 2004. The offering is subject to, among other things, receipt by NovaGold of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the American Stock Exchange. The proceeds of the offering will be used to incur Canadian exploration expenditures on the Galore Creek project in British Columbia. The common shares sold in the offering will be subject to statutory and Toronto Stock Exchange hold periods.

In consideration for their services, the underwriters will receive a five percent (5%) cash commission and a broker warrant exercisable for common shares equal to five percent (5%) of the number of flow-through common shares sold. The broker warrants will be exercisable at a price of C$10.10 per common share for a period of 12 months following the closing date. The securities being offered have not and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state, and may not be offered or sold in the United States or to U.S. persons without registration unless an exemption from registration is available. This news release does not constitute an offer for sale of securities in the United States.

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto and the Company's Nome, Alaska Operations. NovaGold has 63.3 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net

For more information contact:

Don MacDonald, CA, Senior Vice President & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Greg Johnson, Vice President,
Corporate Communications & Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and include NovaGold's proposed private placement of flow-through shares, use of proceeds from the offering, the expected closing date of the Offering and the planned use of proceeds for the Galore Creek project. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: possible delays in closing the offering; the need to satisfy condition precedent to closing; the underwriters completion of satisfactory due diligence; fluctuations in gold prices; changes in planned work resulting from weather, logistical, technical or other factors that may delay Canadian Exploration Expenditures on the Galore Creek project; the possibility that the required stock exchange or other regulatory approvals may not be obtained for the offering; the possibility that the Underwriters will not exercise their option to increase the size of the Offering; and other risks and uncertainties, including those described in this press release and NovaGold's Annual Report on Form 40-F for the year ended November 30, 2003 and Reports on Form 6-K filed with the Securities and Exchange Commission. Forward-looking statements are based on the beliefs, estimates and opinions of management on the date the statements are made. NovaGold undertakes no obligation to update these forward-looking statements, management's beliefs, estimates or opinions, or other factors, should they change.